BlackRock Funds II: BlackRock U.S Government Bond Portfolio
(Formerly, BlackRock Intermediate Government Bond Portfolio)

77(I)
Terms of new or amended securities

Effective July 18, 2011, the establishment and designation of Classes are as follows:

1.	The new classes of Shares are designated as Investor B1
Shares and Investor C1 Shares.
2.	The classes of Shares established and designated are as
follows:

a.	BlackRock Shares
b.	Institutional Shares
c.	Service Shares
d.	Investor A Shares
e.	Investor B Shares
f.	Investor B1 Shares
g.	Investor C Shares
h.	Investor C1 Shares
i.	Class R Shares